82-34762


06011423



Antena 3

Director of the Legal Department

DATE: 2 MARCH 2006

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: SIGNIFICANT EVENT
Number of pages including this one: 15

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significant event that has been filed before the Spanish National Securities Market Commission, in his English version, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Carmen Rodriguez
Deputy Secretary of the Board of Directors and
Legal Department Director



Envío SEC junto fax C.R.

INFORMATION ABOUT THE 2006 SHAREHOLDERS' GENERAL MEETING:

AGENDA

First.- Review and approval of the Annual Accounts (Annual Report, Balance Sheet and Profit and Loss Account) and of the Management report of Antena 3 de Televisión, S.A. and its consolidated group of companies, corresponding to the year closed as at 31st December 2005, and of the corporate management for such fiscal year.

Second.- Allocation of the results for fiscal year 2005: distribution of dividends.

Third.- Amendment of the corporate bye-laws:
1. Summons (article 18),
2. Term of office of Directors (article 30)
3. Remuneration (article 34)

Fourth.- Fixing of the remuneration of the Directors.

Fifth.- Amendment of the Regulations of the Shareholders' General Meeting (article 9).

Sixth.- Ratification of the Director appointed by the Board of Directors since the last General Meeting, through the co-optation system.
Seventh.- Authorization of the derivative acquisition of own shares, either directly or through companies of the Group.

Eighth.- Appointment of the accounts' auditors, both of Antena 3 de Televisión, S.A. and of its consolidated group of companies.

Ninth.- Delegation of powers to execute, construe, rectify and implement the resolutions adopted by the Shareholders' General Meeting, to delegate the powers granted to the Board of Directors by the Meeting and granting of powers to convert such resolutions into a public deed.

ATTENDANCE RIGHT
The General Meeting can be attended by shareholders who hold a minimum of 400 shares (equivalent to a nominal value of € 300,-) provided that such shares are duly registered in the relevant book-entry registry five (5) days before the date fixed for the holding of the General Meeting, and this is evidenced through the relevant *Attendance, Delegation and Voting Card* issued by the company itself, or a certificate issued by any of the member companies of the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (Iberclear) or in any other way accepted by the legislation in force.



The shareholder entitled to attend and who has not received such Card at his/her address can request a duplicate through the web site of the company, www.antena3tv.com, in the form included in *2006 General Meeting, Application for the Attendance, Delegation and Voting Card* or to request it at the place and on the date fixed for the holding of the Meeting, evidencing his/her identity and, at least, one hour before the commencement of the meeting. In the first instance, the duplicate of the Card will be forwarded by mail to his/her address.

REPRESENTATION RIGHT AND GROUPING OF SHARES

Shareholders entitled to attend can be represented at the General Meeting by another person, even if such person is not a shareholder. The representation can be granted through the delegation form printed in the Application for the Attendance, Delegation and Voting Card or through any other way accepted by the legislation in force.

Shareholders who own less than 400 shares may delegate the representation of their shares in one shareholder entitled to attend the Meeting, or to group with other shareholders in the same situation until the necessary number of shares to attend the meeting has been reached. In such a case, the representation will be granted to one of them. A special grouping must be reached for this Meeting and executed by any written means in order to evidence such grouping.

The shareholder who represents the grouped shareholders must contact the Shareholder's Office to obtain the Attendance Card. Such Attendance Card must include all the shareholders grouped, after submitting all the delegations duly signed. The Attendance Card can be requested through any of the following procedures:

(1) By mail, addressed to the official address: Avenida Isla Graciosa número 13, San Sebastián de los Reyes, 28700 Madrid, Attention: Shareholder's Office.
(2) Fax to such Office, number 916.230.137.
(3) Through the web site of the company www.antena3tv.com, using the form included in the section 2006 General Meeting, Application for the Attendance, Delegation and Voting Card.

The representation can always be revoked. The attendance of the holder of the shares will leave the representation without effect.

The delegation will have no effect in the case of the transfer of the shares that conferred their holder the right to vote, if such transfer has been duly registered in the relevant book-entry registry at least five (5) days before the date fixed for the holding of the Meeting.

VOTE BY MAIL

All shareholders can cast their votes by mail, by filling in and signing the section Vote by Mail of the *Application for the Attendance, Delegation and Voting Card* issued by the Company and forwarded to their address or, otherwise, they can obtain it through any of the procedures described in the previous section *Representation Right.*

This Card, duly filled in and signed, must be delivered at the official address or sent by mail to the Shareholder's Office, at the official address.



The vote by mail will only be valid if it is received at the official address at least 48 hours before the date fixed for the holding of the Meeting in first call, i.e. not later than 27th March 2006, at 16.30 hours.

The vote cast by mail will have no effect:

a) In the case of a subsequent and express revocation, within the term set out to cast the vote, made through the same procedure.
b) In the case that the shareholder who cast the vote attends the Meeting either personally or through a representative, including the grouping of shares.

In the case that a shareholder casts several votes by mail, the last vote cast before the holding of the meeting will prevail.

The vote by mail will neither have effect in the case of the transfer of the shares that conferred their holder the right to vote, if such transfer has been duly registered in the relevant book-entry registry at least five (5) days before the date fixed for the holding of the Meeting.

INFORMATION RIGHT

Upon this summons, shareholders will be entitled to examine the following documents at the official address and obtain them immediately and free of charge:

1. *Annual Accounts and Management Report of the Company and its consolidated group, related to the fiscal year closed on 31st December 2005, along with the proposal for the allocation of results.*
2. *The relevant audit reports.*
3. *The Report of the Administrators on the amendments introduced in the Bye-laws, which include the full new text of articles 18, 30 and 34 of the corporate Bye-laws.*
4. *The Annual Report on Corporate Governance for 2005.*
5. *The full text of the resolutions to be proposed by the Board of Directors to the General Meeting.*

Furthermore, up to the seventh day before the date fixed for the holding of the Meeting, shareholders may request the information or clarifications deemed necessary, or submit in writing the questions deemed appropriate, either on the matters included in the Agenda or on the information available to the public and forwarded to the Comisión Nacional del Mercado de Valores since the holding of the last General Meeting. In all cases, such enquiries must be made in writing and forwarded to the company through any of the following procedures:

(1) By mail, addressed to the official address: Avenida Isla Graciosa número 13, San Sebastián de los Reyes, 28700 Madrid, Attention: Shareholder's Office.
(2) Fax to such Office, number 916.230.137.
(3) Through the web site of the company www.antena3tv.com, using the form included in the section 2006 General Meeting, Information Request.



All the documentation related to the General Meeting is also available at the web site of the company www.antena3tv.com, and has been forwarded to the Comisión Nacional del Mercado de Valores for divulging purposes.

INTERVENTION OF A NOTARY PUBLIC AT THE MEETING
The Board of Directors have agreed to request the presence of a Notary Public to prepare the Minutes of the Meeting.

GENERAL INFORMATION
It is foreseeable that the Meeting will be held in first call.

In the event that the attendance of a specific majority is required to validly adopt any resolution and such majority is not reached, the relevant Agenda will be reduced to the remaining points not affected by such circumstance.

The Attendance Cards will be exclusively issued by the Company itself.

There is no Meeting attendance premium. No gifts will be distributed.

For any clarification on the delivery of the documentation, additional information or any information related to this summons, shareholders must contact the Shareholder's Office through any of the following procedures:

(1) By mail, addressed to the official address: Avenida Isla Graciosa número 13, San Sebastián de los Reyes, 28700 Madrid, Attention: Shareholder's Office.
(2) By fax to number 916.230.137.
(3) At the telephone number: 916.230.708, on business days and during the normal working hours
(4) By e-mail: oficinadelaccionista@antena3tv.es
(5) Using the form included in the web site of the company, section 2006 General Meeting, Information Request.

Proposals of the Board of Directors of Antena 3 de Televisión, S.A. to the 2006 Shareholders' General Meeting

Proposal related to point I of the Agenda
To review and approve the Annual Accounts (Annual Report, Balance Sheet and Profit and Loss Account) and the Management Report of ANTENA 3 DE TELEVISIÓN, S.A. and its consolidated group of companies for the year ended on 31st December 2005, and the corporate management during such year.

To approve, as stated in the legal documentation, the Annual Accounts (Annual Report, Balance Sheet and Profit and Loss Account) and the Management Report of Antena 3 de Televisión, S.A. and its consolidated group of companies, corresponding to year 2005, as formulated by the Board of Directors, and to



approve the management of the Board of Directors of Antena 3 de Televisión, S.A. during fiscal year 2005.

Proposal related to point II of the Agenda
Allocation of results for fiscal year 2005: distribution of dividends

Results corresponding to fiscal year 2005 represented a profit of EURO 207.472.000 which will be distributed as follows:

√ The sum of EURO 178.594.000 will be allocated to the payment of dividends, of which euro 63,333,840 that correspond to the interim dividend paid on 23rd September 2005 have been already distributed and the remaining EURO 95.556.000 correspond to the maximum amount allocated to the complementary dividend for fiscal year 2005, for an amount of EURO 0,43 per share which will be paid to shareholders on April 26th 2006.

√ The remaining sum for a minimum amount of EURO 28.878.000 will be applied to voluntary reserves of the company.

The sum distributed as interim dividend plus the amount allocated to complementary dividend constitute the whole dividend for fiscal year 2005. Consequently, the resolution adopted by the Board of Directors of the company with respect to the distribution of interim dividends is ratified.

The necessary powers are delegated in favour of the Board of Directors, with express faculties of substitution in any of its members and in the Secretary and Deputy Secretary of the Board of Directors so that any of them, indistinctly, carries out any formalities necessary for the execution of this resolution.

Proposal related to point III of the Agenda
Amendment of the Corporate Bye-laws
1. **Summons (Article 18)**
2. **Term of office of the Directors (Article 30)**
3. **Remuneration (Article 34)**

It is agreed to amend articles 18, 30 and 34 of the Corporate Bye-laws which in future will read as follows:

Article 18.- *SUMMONS*

General Meetings must be summoned through an ad inserted in the Official Gazette of the Mercantile Registry and in one of the largest newspapers of the province at least one month before the date fixed for the holding of the meeting, or the term set out by the Law or the Bye-laws for special circumstances.

The ad will include the date of the meeting in first call and all the matters to be dealt with. If appropriate, the date of the second call can also be included and such date will be twenty four hours after the date fixed for the first meeting.



However, the Meeting will be considered summoned and validly constituted to discuss any subject provided that the whole capital stock is present and the attendants unanimously accept to hold the Meeting.

Any issues not included in the Agenda cannot be discussed at a General Meeting.

Shareholders who represent at least five percent of the capital stock may request to publish a complement of the summons of the Shareholders' General Meeting, including one or more points in the Agenda. This right must be exercised through an official notice that must be received at the official address within five days after the publication of the summons.

The complement of the summons must be published at least fifteen days before the dated fixed for the holding of the Meeting.

If the complement of the summons is not published within the term legally established, this will entail the nullity of the Meeting.

Article 30.- TERM OF OFFICE OF THE DIRECTORS

The members of the Board of Directors will hold their office for a term of six years from their respective appointment. The Directors may be re-elected indefinitely.

Article 34.- REMUNERATION

The remuneration of the Board will be of a mixed nature consisting of a fixed sum and a variable sum, this latter in the form of allowances for the attendance to the meetings of the Board and of its Committees.

For each fiscal year and for the fiscal years set out by the Meeting itself, the Shareholders' General Meeting will decide the amount of the remuneration either on an individual basis or fixing a maximum aggregate sum for each remuneration item or for both, and will be able to fix a different remuneration for each Director. Such resolution of the Meeting will be in force as far as it is not expressly amended by the General Meeting itself.

The remuneration as Director set out in this article will be compatible with the remaining professional or work remuneration of the Directors related to whatever executive or advisory services that they might render to the Company, other than the supervision and decision taking functions as Directors which will be subject to the applicable legal system.

Proposal related to point IV of the Agenda

Fixing of the remuneration of the Directors of the Company

The remuneration of the Directors will be of a mixed nature, a fixed sum and a variable sum. This latter will consist of allowances for the attendance to the meetings of the Board and its Committees and the maximum amount will be the one agreed by the Shareholders' General Meeting held on 29th August 2003.

The fixing of the exact amount of the fixed remuneration of the members of the Board of Directors and the Executive Committee, as well as the one corresponding



to allowances for the attendance to each one of the meetings of the different corporate bodies is expressly delegated to the Board of Directors, always respecting the maximum amounts.

The economic remuneration to be perceived by the Directors, as a whole, will be subject to the following limits:

1. The total of: a) the mixed remuneration perceived by the Directors during each fiscal year, in accordance with the provisions of the two first paragraphs of article 34 of the Corporate Bye-laws and as agreed from time to time by the Meeting, plus b) the remuneration perceived in consideration of the professional, mercantile or work relationships of the members of the Board of Directors, in accordance with the provisions of the third paragraph of article 34 of the Corporate Bye-laws, irrespective of whether they have been granted powers or not, and as a result of any functions performed for the Company (either of a general management, other managerial, executive, advisory and consulting nature or the rendering of any other services, but different from the supervision and decision functions as Directors), may not exceed, in aggregate for all the Directors and during each year, the sum of EURO THREE MILLION (€ 3,000,000).
   Exceptionally, assuming that the number of meetings of the Board or of its Committees to be held during a given fiscal year, plus the remunerations set out in point 1.b) above, reach such maximum figure, no allowances for attendances will be paid for the remaining meetings of the Board or its Committees to be held during such fiscal year.

2. Additionally, assuming that the contracts governing the relationships referred to in point 1.b) above include clauses or covenants that, as a consequence of an early or unilateral termination of the contract by the Company, oblige the Company to honour to the other party any indemnities set out in the contract itself, the total amount of such indemnities cannot exceed, in the context of all such contracts then in force, the sum of EURO THREE MILLION (€ 3,000,000). Such eventual indemnity, if any, will not affect the limit set out in paragraph 1 above.

3. *Those remunerations, if any, derived from any incentive schemes or variable remuneration expressly approved by the General Meeting will be considered excluded from the scope of this agreement.*

Proposal related to point V of the Agenda

Amendment of the Regulations of the Shareholders' General Meeting as called for by the new text of article 97 of the Joint Stock Companies Law, and of the previous adaptation of article 18 of the Corporate Bye-laws: Ads (article 9)

It is agreed to amend article 9 of the Regulations of the Shareholders' General Meeting which in future will read as follows:



Article 9°.- Ads

Unless otherwise stated by the law, General Meetings must be summoned by the Board of Directors through an ad inserted in the Official Gazette of the Mercantile Registry and in one of the largest newspapers of the province of the official address of the Company, at least one month before the date fixed for the holding of the meeting, or the term set out by the Law or the Bye-laws for special circumstances.

Ads will include all the requisites set out by the Law, as appropriate, and in any case will indicate the date, the place and the time of the meeting in first call and all the matters to be dealt with. The ad can also include the date, if appropriate, for the holding of the Meeting in second call which will be at least twenty four hours after the date fixed for the first meeting.

The Board will try to insert in the ad the date foreseen to hold the Meeting in first or second call.

Any issues not included in the Agenda cannot be discussed at a General Meeting.

Without prejudice to the provisions of this article, as soon as the Board of Directors knows the date foreseen to hold the Meeting will inform about such date in the corporate web site of the Company.

Proposal related to point VI of the Agenda

Ratification of the Director appointed by the Board of Directors, through the co-optation system, since the last General Meeting.

To unanimously ratify in his office the nominee Director for the statutory term of six years from the date of his appointment, Mr. Elmar Heggen, shareholder of the Company appointed by the Board itself through co-optation at the proposal of the shareholder RTL Group Communications, S.L.U., in the meeting held on 21st December 2005 to fill the existing vacancy as a result of the resignation on that same day of the nominee Director of the same shareholder Mr. Thomas Rabe.

Proposal related to point VII of the Agenda

Authorization for the derivative acquisition of treasury shares, either directly or through companies of the Group

To authorize the Company in order to allow it, either directly or through any of its subsidiaries, to acquire shares of Antena 3 de Televisión, S.A., through any legal means, and to subsequently dispose of or redeem them in accordance with the provisions of article 75 and related ones of the Joint Stock Companies Law.

The system to acquire such treasury shares will be as follows:

- ✓ The nominal value of the shares acquired, added to those already in the hands of Antena 3 de Televisión, S.A. and its subsidiaries, should not exceed five percent of the capital stock.
- ✓ To allocate to the liabilities side of the balance sheet of the Company a non available reserve equivalent to the amount of the treasury shares compounded in the asset side. Such reserve will have to be maintained until such time the shares are disposed of or redeemed.
- ✓ The shares acquired should be fully paid up.



- ✓ The acquisition price should not be lower than the nominal price or higher than 5% of the average listing price during the month prior to the purchase, and any acquisition transactions must be adjusted to the regulations and normal practices of the stock exchange markets.

It is expressly authorized that the shares acquired by the Company or its subsidiaries through this authorization can be allocated, wholly or partially, to the beneficiaries of the fidelization and variable remuneration triennial scheme of the managerial staff of Antena 3 Group approved by the Ordinary General Meeting held on 12th May 2004. It is expressly stated the object of such authorization for the purposes set out in article 75, paragraph 1, of the Joint Stock Companies Law.

The broadest powers are granted to the Board of Directors to make use of the authorization that is the subject matter of this resolution and for its full execution and development. The Board of Directors is entitled to delegated such powers in favour of the Executive Committee, the Chief Executive Officer or any other person expressly empowered by the Board to that effect and with the faculties considered appropriate.

Such authorization will have a term of 18 months from the date of the holding of this General Meeting and the portion of the powers granted to the Board of Directors by the Shareholders' General Meeting held on 9th March 2005, and non executed, will have no effectiveness.

Proposal related to point VIII of the Agenda

Appointment of the auditors of Antena 3 de Televisión, S.A. and its consolidated group of companies.

To re-elect Deloitte, S.L., in accordance with the provisions of article 204 of the Joint Stock Companies Law, and article 153 of the Regulations of the Mercantile Registry, as auditors to verify the annual accounts of Antena 3 de Televisión, S.A. and its group of consolidated companies during a term of one year, i.e. 2006, the current fiscal year.

Proposal related to point IX of the Agenda

Delegation of faculties to execute, construe, and correct the resolutions adopted by the Shareholders' General Meeting, to delegate the faculties granted to the Board of Directors by the Meeting, and to grant powers to convert such resolutions into a public deed.

To jointly and severally empower the Chief Executive Officer, the Non Director Secretary and the Non Director Deputy Secretary of the Board of Directors so that any of them, indistinctly, may carry out any formalities to execute the resolutions adopted by the General Meeting in order to register them with the Mercantile Registry and any other Registries specifically including, without limitation, to appear before a Notary Public in order to grant the necessary or appropriate



deeds, to apply for their partial registration and to execute any other public or private document deemed necessary to register the resolutions, including any ratification, construction, correction or clarification deeds.

REPORT OF THE BOARD OF DIRECTORS OF ANTENA 3 DE TELEVISIÓN, S.A., ON THE AMENDMENT OF THE CORPORATE BYE-LAWS

MEETING OF THE BOARD OF DIRECTORS HELD ON 23RD FEBRUARY 2006

I.- LEGAL BACKGROUND

This report has been prepared in fulfilment of the provisions of article 144 of the Joint Stock Companies Law, and is addressed to the shareholders of Antena 3 de Televisión, S.A. to whom the Board of Directors proposes the introduction into the Corporate Bye-laws of the amendments set out in the Third Point of the Agenda of the Shareholders' Ordinary General Meeting to be held on 29th March 2006, at 17:00 h., in first call.

The Board of Directors of the Company will propose the Shareholders' General Meeting to amend the following articles of the Corporate Bye-laws:

First Section.- SHAREHOLDERS' GENERAL MEETING
Article 18.- SUMMONS
Second Section.- BOARD OF DIRECTORS
Article 30.- TERM OF OFFICE
Article 34.- REMUNERATION

II.- REPORT

On the summons of the General Meeting
The first one of the amendments proposed refers to the imperative need for adapting the relevant article of the Corporate Bye-laws to the new system to summon the Shareholders' General Meeting introduced by Law 19/2005 on European Joint Stock Companies domiciled in Spain which amends, among others, article 97 of the New Text of the Joint Stock Companies Law.

To improve the system to advertise the Meeting, a term of one month has been established between the publication of the ads summoning the General Meeting and the date fixed for its holding, instead of the term of fifteen days set out in the prior regulation, now derogated.

While it does not form part of the Bye-laws of the company and, consequently, it has not to be amended, it should be added that, furthermore, the regulation establishes a new right in favour of shareholders. Consequently, within a term of five days after the



publications of the ads of the summons, those who at least represent 5% of the capital stock may request, through an official notice forwarded to the company, an extension of the summons, including one or more matters in the Agenda.

Once such notice has been received in due time and manner, the Directors must publish a complement to the summons at least fifteen days before the date fixed to hold the Meeting.

It has been considered appropriate that, for technical legal reasons, the regulation of such new right should be included in the new wording of the relevant article of the corporate bye-laws.

Additionally, it has been established that when, according to the bye-laws, the Meeting can be attended through telematic means, the summons must include the terms, means and ways to act set out by the Board of Directors to guarantee and make compatible the exercise of such right and the appropriate development of the meeting.

The possibility of deciding that the interventions and proposals related to the agreements that the attendants might wish to submit through telematic means should be forwarded to the company before the constitution of the Meeting is reserved to the directors.

In any case, the answers to questions made by shareholders attending through telematic means, in the exercise of their information right, and received during the holding of the Meeting must be executed in writing during a term of seven days after the meeting.

Term of office of the Directors

The same Law 19/2005 also amends article 126 of the Joint Stock Companies Law by extending the maximum term of office of a Director which will now be of six years, instead of the maximum term of five years established by the previous text.

While the amendment of such term is optional, since the Law allows to establish a shorter term in the Corporate Bye-laws provided that such term is the same for all the directors, it is considered that such extension would grant the Board a greater stability.

Remuneration of the directors

The amendment related to the remuneration of Directors, proposed to the Board by the Appointments and Remunerations Committee, consists of replacing the current system, which only includes allowances for the attendance to the meetings of the Board of Directors and its Committees, by a new mixed system that combines allowances and a fix remuneration.

The significant growth of the company since its flotation has also represented a greater degree of complexity in its management and the natural increase in the dedication and responsibility of its directors, who during these years have devoted great personal efforts to foster this deep change of A3TV. The starting point of their remuneration corresponds



to an approach more adequate for companies that are not present in the large financial markets and that, consequently, do not require such a demanding administration pattern.

It has been deemed convenient to rationalise the task of the company boards, by concentrating and reducing the number of the meetings involving them and by extending the meeting's length in order to them properly analysing and studying in depth the control of the company administration and the assumption of more responsibility on the decision making procedure.

Therefore, and subject to the favourable report of the Appointments and Remunerations Committee, it has been considered that it is not appropriate that the remuneration to be perceived by the Directors is exclusively linked to the number of meetings held each fiscal year, since this is neither the only significant part of their activities nor an appropriate measure of their dedication to the corporate interests. Consequently, the new mixed system now submitted to the approval of shareholders is preferable. It should also be noted that it is also proposed that the amounts of the attendance allowances fixed by the Shareholders' Meeting held in August 2003, and which have not been reviewed since then, are considered the maximum amounts since they will be combined with fixed amounts and, in any case, the global aggregate sum and the remaining amounts included in the resolution approved by the Meeting in May 2004 is kept as a fixed sum of euro three million. Consequently, the proposal includes the renewal of such resolution, with the only amendment of the incorporation of the new mixed remuneration system proposed.

In the opinion of the Board of Directors, the remuneration pattern proposed is in line with the current needs of the company and with the principles of good corporate governance.

III.- FULL TEXT OF THE PROPOSED AMENDMENTS TO THE BYE-LAWS

In the light of the above, the Board of Directors proposes the shareholders of Antena 3 de Televisión, S.A. to replace the current wording of articles 18, 30 and 34 of the Corporate Bye-laws by the new text transcribed herebelow:

Article 18.- SUMMONS

Current wording:

General Meetings must be summoned through an ad inserted in the Official Gazette of the Mercantile Registry and in any of the largest newspapers of the province at least fifteen days before the date fixed for the meeting. In the cases of merger and split-off the term will have to be at least of thirty days.

The ad will include the date of the meeting in first summons and the Agenda. If appropriate, the date of the second summons can also be included and such date will be twenty four hours after the date fixed for the meeting in first summons.

However, the Meeting will be considered summoned and validly constituted to discuss any subject provided that the whole capital stock is present and the attendants unanimously accept to hold the Meeting.



Any issues not included in the Agenda cannot be discussed at a General Meeting.

Text proposed:

General Meetings must be summoned through an ad inserted in the Official Gazette of the Mercantile Registry and in one of the largest newspapers of the province at least one month before the date fixed for the holding of the meeting, or the term set out by the Laws or the Bye-laws for special circumstances.

The ad will include the date of the meeting in first call and all the matters to be dealt with. If appropriate, the date of the second call can also be included and such date will be twenty four hours after the date fixed for the first meeting.

However, the Meeting will be considered summoned and validly constituted to discuss any subject provided that the whole capital stock is present and the attendants unanimously accept to hold the Meeting.

Any issues not included in the Agenda cannot be discussed at a General Meeting.

Shareholders who represent at least five percent of the capital stock may request to publish a complement of the summons of the Shareholders' General Meeting, including one or more points in the Agenda. This right must be exercised through an official notice that must be received at the official address within five days after the publication of the summons.

The complement of the summons must be published at least fifteen days before the dated fixed for the holding of the Meeting.

If the complement of the summons is not published within the term legally established, this will entail the nullity of the Meeting.

Article 30.- TERM OF OFFICE OF THE DIRECTORS

Current wording:

The members of the Board of Directors will hold their office for a term of five years from their respective appointment. The Directors may be re-elected indefinitely.

Text proposed

The members of the Board of Directors will hold their office for a term of six years from their respective appointment. The Directors may be re-elected indefinitely.

Article 34.- REMUNERATION

Current wording:

The remuneration of the Board will consist of attendance fees and the amount will be decided by the Shareholders' General Meeting every year or for the fiscal years established by the Meeting itself. Different attendance fees can be fixed for the different Directors.

The Directors who are members of the Committees of the Board of Directors will also receive attendance fees and the amount will be decided by the Shareholders' General Meeting every year or for the fiscal years established by the Meeting itself. Different attendance fees can be fixed for the different members of the Committees.



The remuneration as Director set out in this article will be compatible with the remaining professional or work remuneration of the Directors related to whatever executive or advisory services that they might render to the Company, other than the supervision and decision taking functions as Directors which will be subject to the applicable legal system.

Text proposed:
The remuneration of the Board will be of a mixed nature consisting of a fixed sum and a variable sum, this latter in the form of allowances for the attendance to the meetings of the Board and of its Committees.For each fiscal year and for the fiscal years set out by the Meeting itself, the Shareholders' General Meeting will decide the amount of the remuneration either on an individual basis or fixing a maximum aggregate sum for each remuneration item or for both, and will be able to fix a different remuneration for each Director. Such resolution of the Meeting will be in force as far as it is not expressly amended by the General Meeting itself.

The remuneration as Director set out in this article will be compatible with the remaining professional or work remuneration of the Directors related to whatever executive or advisory services that they might render to the Company, other than the supervision and decision taking functions as Directors which will be subject to the applicable legal system.